SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	SBL Variable Annuity Account XVII
Address of Principal Business Office (No. & Street, City, State, Zip Code):	One Security Benefit Place Topeka, Kansas 66636-0001
Telephone Number (including area code):	(785) 438-3226
Name and address of agent for service of process:	Amy J. Lee, Esq. One Security Benefit Place Topeka, Kansas 66636-0001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	X	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Topeka and the State of Kansas on the 29th day of December, 2003.

(SEAL)		Signature	Variable Annuity Account XVII (Name of Registrant)

		BY	Security Benefit Life Insurance Company (Name of sponsor, trustee or custodian)

		BY	J. MICHAEL KEEFER J. Michael Keefer Senior Vice President, General Counsel and Secretary

Attest:	AMY J. LEE Amy J. Lee Vice President, Associate General Counsel and Assistant Secretary